Subsidiaries of Sagebrush Gold Ltd.

January 18, 2012

Subsidiary	Jurisdiction of Organization
Arttor Gold LLC	Nevada
Continental Resources Acquisition Sub, Inc.	Florida
CPX Uranium, Inc.	Nevada
EXCX Funding Corp.	Nevada
Gold Acquisition Corp.	Nevada
Green Energy Fields, Inc.	Nevada
ND Energy, Inc.	Delaware
Noble Effort Gold LLC	Nevada
Secure Energy, LLC	North Dakota